UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39308

CALLIDITAS THERAPEUTICS AB

The Nasdaq Global Select Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Kungsbron 1, D5

SE-111 22 Stockholm, Sweden

Tel: +46 (0) 8 411 3005

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices))

American Depositary Shares, each representing two Common Shares, quota value SEK 0.04 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Calliditas Therapeutics AB certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Calliditas Therapeutics AB

Date: September 13, 2024	By:	/s/ Renée Aguiar-Lucander
Renée Aguiar-Lucander
Chief Executive Officer